

February 19, 2021

Jacob Wolf
General Counsel and Secretary
FTC Solar, Inc.
9020 N Capital of Texas Hwy, Suite I-260
Austin, Texas 78759

> **Re: FTC Solar, Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed January 25, 2021**
> **CIK No. 0001828161**

Dear Mr. Wolf:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed January 25, 2021

Our Customer Value Proposition, page 2

1. We note your disclosure that you commissioned the study by Eclipse-M, which found that Voyager's installation time is 41% less than the industry average. Please provide the consent of the third-party in accordance with Rule 436.

Our governing documents will also provide that the Delaware Court of Chancery, page 34

2. Please revise to make your disclosure here and on page 90 consistent. We note that your forum selection provision identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or

Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Employment Agreements with Named Executive Officers, page 77

3.   Please file your employment agreements with your named executive officers and include such agreements in your exhibit index.

Item 15. Recent Sales of Unregistered Securities, page II-2

4.   Please name the persons or identify the class of persons to whom the shares of your common stock were sold. See Item 701(b) of Regulation S-K.

General

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

        You may contact Heather Clark, Staff Accountant at (202) 551-3624 or Martin James, Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Manufacturing